Exhibit 4.1

AMENDMENT TO

RIGHTS AGREEMENT

THIS AMENDMENT TO RIGHTS AGREEMENT (the “Amendment”), dated as of July 5th, 2007, between TAPESTRY PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent have previously entered into that certain Rights Agreement, dated as of December 12, 2006 (the “Agreement”);

WHEREAS, Section 27 of the Agreement provides that prior to the Distribution Date (such term, and all other capitalized terms used but not defined herein, shall have the meaning assigned thereto in the Agreement), the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Agreement without the approval of any holders of the Rights;

WHEREAS, the Company desires to amend the definition of “Excluded Stockholder” contained in the Agreement to narrow such definition so as to exclude from an exception for acquisitions that will not result in such Person becoming an Acquiring Person certain acquisitions of shares pursuant to that certain Purchase Agreement, dated as of February 2, 2006, by and among the Company and the other parties thereto or upon the exercise of certain warrants issued under such Purchase Agreement and to reflect the acquisition of certain Common Shares and warrants to acquire Common Shares by certain Excluded Stockholders;

WHEREAS, the Company desires to amend the Agreement such that a “Distribution Date” does not occur until ten days after the Shares Acquisition Date; and

WHEREAS, this Amendment is in compliance with the terms of Section 27 of the Agreement and will not adversely affect the interest of the Rights Agent under this Agreement.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1.                       AMENDMENTS.

(a)                               The definition of “Excluded Stockholder” contained in Section 1(h) of the Agreement is hereby amended and restated in its entirety as follows:

“Excluded Stockholder” shall mean any of the following Persons:  Special Situations Fund III QP, L.P., Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Baker Brother Life Sciences Fund, L.P., 14159, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., Fort Mason Master, L.P., Fort Mason Partners, L.P., Tang Capital Partners, LP, Kevin C. Tang as Custodian for Julian Kong Tang Under the CA Transfer to Minors Act, Kevin C. Tang as Custodian for Justin Lee Tang Under the CA Transfer to Minors Act, Kevin C. Tang as Custodian for Noa

Young Tang Under the CA Transfer to Minors Act, Kevin Tang and Haeyoung Tang Trustees The Tang Family Trust Dated 8-27-02, IRA FBO Kevin Tang DB Securities Inc. Custodian Rollover Account and any Person whose beneficial ownership of Common Shares is by or through any of such Persons; provided that any such Person shall not be an Excluded Stockholder in the event that such Person, together with all Affiliates and Associates of such Person, acquires in the aggregate (together with all other acquisitions of Common Shares by such Person and all Affiliates and Associates of such Person pursuant to this proviso, but excluding any Common Shares acquired by such Person pursuant to the terms of that certain Purchase Agreement, dated as of February 2, 2006, by and among the Company and the other parties thereto or pursuant to the terms of warrants issued to such Person under such Purchase Agreement and excluding, in the case of Special Situations Fund III QP, L.P., Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., 709,832 Common Shares acquired from Versant Capital Management LLC and 750,000 Common Shares issuable upon exercise of a warrant originally issued under such Purchase Agreement to Versant Capital Management LLC) more than 1.0% of the then issued and outstanding Common Shares after April 4, 2006.

(b)          The first sentence of Section 3(a) of the Agreement is hereby amended and restated in its entirety as follows:

Until the earlier of the Close of Business on (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement (determined in accordance with Rule 14d-2 under the Exchange Act) by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) of, or of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) to commence, a tender or exchange offer (which intention to commence remains in effect for five Business Days after such announcement), the consummation of which would result in any Person becoming an Acquiring Person (including any such date which is after the date of this Agreement and prior to the issuance of the Rights, the earlier of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the Rights (and the right to receive Right Certificates therefor) will be transferable only in connection with the transfer of Common Shares.

SECTION 2.        EFFECT OF AMENDMENT.  Except as expressly set forth in Section 1, the Agreement shall remain unchanged and continue in full force and effect.

SECTION 3.        GOVERNING LAW.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

SECTION 4.        COUNTERPARTS.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 5.        DESCRIPTIVE HEADINGS.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signatures follow]

IN WITNESS WHEREOF, parties whereto have caused this Amendment to be duly executed, all as of the day and year first above written.

Attest:	TAPESTRY PHARMACEUTICALS, INC.

/s/ JANE C. SCHATZ	/s/ GORDON H. LINK, JR.
Name: Jane C. Schatz	Name: Gordon H. Link, Jr.
Title: Corporate Paralegal	Title: Senior Vice President and Chief Financial Officer

Attest:	AMERICAN STOCK TRANSFER & TRUST COMPANY

/s/ WENDY CAPPIELLO	/s/ HERBERT J. LEMMER
Name: Wendy Cappiello	Name: Herbert J. Lemmer
Title: Associate	Title: Vice President